DESCRIPTION OF CAPITAL STOCK
The summary of the general terms and provisions of the capital stock of Digi International Inc. (the “Company”) set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and Amended and Restated By‑Laws of the Company (the “By-laws,” and together with the Certificate of Incorporation, the “Charter Documents”), each of which is incorporated herein by reference and attached as an exhibit to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. For additional information, please read the Company’s Charter Documents and the applicable provisions of the General Corporation Law of Delaware (the “DGCL”).
Authorized Capital
The Company is authorized to issue up to 60,000,000 shares of common stock, with a par value of $.01 per share, and 2,000,000 shares of preferred stock, with a par value of $.01 (the “Preferred Stock”). The Company’s Board of Directors has the power and authority to fix by resolution any designation, series, voting power, preference, right, qualification, limitation, restriction, dividend, time and price of redemption and conversion right with respect to the Preferred Stock. As of November 18, 2019, there were 28,314,196 shares of the Company’s common stock were issued and outstanding and there were no shares of Preferred Stock were issued and outstanding.
Voting Rights
The holders of shares of the Company’s common stock are entitled to one vote per share on all matters voted upon by the Company’s stockholders. The Company’s common stock does not have cumulative voting rights, and, accordingly, holders of more than 50% of the outstanding shares of common stock will be able to elect all of the members of the Board of Directors. If the number of candidates exceeds the number of members to be elected to the Board of Directors, they may be elected by plurality vote. The following significant corporate transactions require approval by the affirmative vote of at least 80% of the outstanding shares entitled to vote, voting together as a single class: (i) Business Combinations with Interested Stockholders (as described below), (ii) amendments to Articles Fifth and Sixth of the Certificate of Incorporation and (iii) amendments to By-laws proposed by stockholders. Other matters to be voted upon by the holders of common stock normally require the affirmative vote of a majority of the shares present at the particular stockholders meeting. The holders of the Preferred Stock shall not be entitled to vote nor receive notice of any meeting of stockholders at which they are not entitled to vote unless the Board of Directors so provides.
Dividend Rights
After satisfaction of the dividend rights of holders of Preferred Stock, the holders of shares of the Company’s common stock are entitled to receive dividends, if any, in such amounts as may be declared from time to time by the Company’s Board of Directors in its discretion out of any funds legally available therefor and as permitted by the DGCL.
Liquidation Rights
In the event of the Company’s dissolution, liquidation or winding-up, the holders of shares of common stock are entitled to share ratably in any assets of the Company remaining after payment in full of creditors and preferred stockholders to the extent of any liquidation preferences.
No Preemptive Rights
There are no preemptive, subscription, conversion, redemption or sinking fund rights pertaining to the common stock. The absence of preemptive rights could result in a dilution of the interest of investors should additional common stock be issued.
Listing
The Company’s common stock is currently traded on the Nasdaq Stock Market under the symbol “DGII.”

Warrants and Other Rights
As of November 18, 2019, (i) options to purchase an aggregate of up to 3,250,651 common stock with a weighted average exercise price of $10.87 per share and expiration dates ranging from November 14, 2019 to August 13, 2026 and (ii) restricted stock units representing the potential issuance of up to 850,203 common stock in the aggregate were outstanding. All such stock-based awards were governed by equity plans established by the Board of Directors and ratified by stockholders. As of the same date, an additional 1,457,404 shares remained available for future awards under the plan.
As of the same date, there were no warrants or other rights to purchase common stock outstanding.
Anti-Takeover Provisions
The Charter Documents and the DGCL contain certain provisions that may discourage an unsolicited takeover of the Company or make an unsolicited takeover of the Company more difficult. The following are some of the more significant anti-takeover provisions that are applicable to the Company:
Business Combinations with Interested Stockholders
The Certificate of Incorporation provides that, in addition to any affirmative vote required by law or by the Charter Documents, (a) any merger or consolidation of the Company or any Subsidiary with (i) any Interested Stockholder (a person who (i) is the beneficial owner of Voting Stock representing twenty percent (20%) or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock; or (ii) is an Affiliate or Associate of the Company and at any time within the two-year period immediately prior to the date in questions was the beneficial owner of Voting Stock representing 20% or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock) or (ii) any other corporation (whether or not itself an Interested Stockholder) which is or after such merger or consolidation would be an affiliate or associate of an Interested Stockholder, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) with any Interested Stockholder or any affiliate or associate of any Interested Stockholder involving any assets or securities of the Company, any subsidiary or any Interested Stockholder or any affiliate or associate of any Interested Stockholder having an aggregate fair market value equal to or greater than 10% of the book value of the consolidated assets of the Company, (c) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an Interested Stockholder or any affiliate or associate of any Interested Stockholder, (d) any reclassification of securities (including any reverse stock split), or recapitalization of the Company, or any merger or consolidation of the Company with any of its subsidiaries or any other transaction (whether or not with or otherwise involving an Interested Stockholder) that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of Capital Stock, or any securities convertible into Capital Stock or into equity securities of any subsidiary, that is beneficially owned by any Interested Stockholder or any affiliate or associate of any Interested Stockholder, or (e) any agreement, contract or other arrangement providing for any one or more of the actions specified in the foregoing clauses (a) - (d), shall require the affirmative vote of not less than 80% of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock, voting together as a single class. The foregoing restriction does not apply to (i) transactions approved by a majority (whether such approval is made prior to or subsequent to the acquisition of beneficial ownership of the Voting Stock that caused the Interested Stockholder to become an Interested Stockholder) of the Continuing Directors (any member of the Board of Directors of the Company, while such person is a member of the Board of Directors, who was a member of the Board prior to the time that the Interested Stockholder involved in the Business Combination in questions became an Interested Stockholder, and any member of the Board of Directors, whose election, or nomination for election by the Company’s Stockholders, was approved by vote of a majority of the Continuing Directors; provided, however, that in no event shall an Interested Stockholder involved in the Business Combination in question or any Affiliate, Associate or representative of such Interested Stockholder be deemed to be a Continuing Director); or (ii) transactions in which all stockholders receive a specified consideration per share and such transaction meets the additional conditions set forth in Article Sixth of the Certificate of Incorporation. The affirmative vote of the holders of at least 80% percent or more of the Voting Stock of the Company, voting together as a single class, is required to amend or repeal this provision of the Certificate.
Delaware Anti-Takeover Law
In general, Section 203 of the DGCL prohibits a Delaware corporation with a class of voting stock listed on a national securities exchange or held of record by 2,000 or more stockholders from engaging in a “Business Combination” (as defined below) with an “Interested Stockholder” (as defined below) for a three-year period following the time that this stockholder becomes an interested stockholder, unless the Business Combination is approved in a prescribed manner. A Business Combination includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the Interested Stockholder. An Interested Stockholder is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of Interested Stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a Business Combination between a corporation and an Interested Stockholder is prohibited for seven years unless it satisfies one of the following conditions:

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Before the stockholder became an Interested Stockholder, the Board of Directors approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder;

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Upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

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At or after the time the stockholder became an Interested Stockholder, the Business Combination was approved by the Board of Directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder.

The DGCL permits a corporation to opt out of, or choose not to be governed by, its anti-takeover statute by expressly stating so in its original certificate of incorporation (or subsequent amendment to its certificate of incorporation or bylaws approved by its stockholders). The Certificate of Incorporation does not contain a provision expressly opting out of the application of Section 203 of the DGCL; therefore, the Company is subject to the anti-takeover statute.
Special Meetings of Stockholders
The Company’s By-laws provide that a special meeting of stockholders may be called only by the Chairman or the Chief Executive Officer and shall be called by either such officer upon the written request of a majority of the Board of Directors or by a committee of the Board of Directors which has been duly designated by the Board of Directors, and whose powers and authority, as expressly provided in a resolution of the Board of Directors, include the power to call such meetings.
Stockholder Action by Unanimous Written Consent
The Company’s Certificate of Incorporation provides that all stockholder action by written consent must be unanimous.
Advance Notice of Stockholder Business Proposals and Nominations
The Company’s By-laws include an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the Board of Directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors, or by a stockholder that has delivered timely written notice in proper form to the Company’s secretary of the business or mailed to and received at the principal executive office of the Company to be brought before the meeting. These provisions could have the effect of delaying stockholder actions that may be favored by the holders of a majority of the Company’s outstanding voting securities until the next stockholder meeting, or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of the Company.
Classified Board of Directors
The Company’s Certificate of Incorporation provides that directors will be divided into three classes and elected for staggered terms. At each annual meeting, approximately one third of the directors will be elected to serve a three-year term. Directors serving staggered terms can be removed from office only for cause.
Authority of the Board of Directors
The Board of Directors has the power to issue any or all of the shares of the Company’s capital stock, including the authority to establish one or more series of Preferred Stock and to fix the powers, preferences, rights and limitations of such class or series, without seeking stockholder approval, and the right to fill vacancies of the Board of Directors (including a vacancy created by an increase in the size of the Board of Directors). Under the Certificate of Incorporation, the Company’s Board of Directors has the authority to adopt and change the By-laws upon the affirmative vote of the number of directors which shall constitute, under the provisions of the Company’s By-laws, the action of the Board of Directors.